Exhibit 99.1

Media Contact	February 1, 2022
Casey Winger, 205 447-6410
casey.winger@encompasshealth.com

Investor Relations Contact
Mark Miller, 205 970-5860
mark.miller@encompasshealth.com
Encompass Health reports results for fourth quarter 2021
and issues full-year 2022 guidance

BIRMINGHAM, Ala. - Encompass Health Corporation (NYSE: EHC), a national leader in integrated healthcare, offering facility-based and home-based patient care through its network of inpatient rehabilitation hospitals and home health and hospice agencies, today reported its results of operations for the fourth quarter and full year ended December 31, 2021.
“We delivered solid financial results in 2021, including double-digit growth in consolidated revenue and Adjusted EBITDA in spite of the challenges related to the pandemic," said President and Chief Executive Officer of Encompass Health Mark Tarr. "Our hospital and home care teams have continued to provide high quality, compassionate care to patients in need of our services. We remain confident in the long-term prospects for both of our businesses."
Consolidated results

			Growth
	Q4 2021	Q4 2020	Dollars	Percent
	(In Millions, Except per Share Data)
Net operating revenues	$1,318.7	$1,214.4	$104.3	8.6%
Income from continuing operations attributable to Encompass Health per diluted share	0.91	0.86	0.05	5.8%
Adjusted earnings per share	0.97	0.93	0.04	4.3%
Cash flows provided by operating activities	123.8	279.7	(155.9)	(55.7)%
Adjusted EBITDA	252.7	239.9	12.8	5.3%
Adjusted free cash flow	61.7	213.0	(151.3)	(71.0)%
	Year Ended December 31,
	2021	2020
Cash flows provided by operating activities	$715.8	$704.7	11.1	1.6%
Adjusted free cash flow	498.8	579.9	(81.1)	(14.0)%
Revenue growth in the fourth quarter resulted from strong discharge growth and favorable pricing in our inpatient rehabilitation segment.
The increase in income from continuing operations attributable to Encompass Health per diluted share and adjusted earnings per share in 2021 primarily resulted from revenue growth.

1

Cash flows provided by operating activities grew 1.6% in 2021. Adjusted free cash flow decreased 14.0% as a result of increased working capital and cash tax payments.
See attached supplemental information for calculations of non-GAAP measures and reconciliations to their most comparable GAAP measure.
Inpatient rehabilitation segment results

			Growth
	Q4 2021	Q4 2020	Dollars	Percent
Net operating revenues:	(In Millions)
Inpatient	$1,015.2	$914.9	$100.3	11.0%
Outpatient and other	27.4	18.2	9.2	50.5%
Total segment revenue	$1,042.6	$933.1	$109.5	11.7%

	(Actual Amounts)
Discharges	50,977	46,503	4,474	9.6%
Same-store discharge growth				6.0%
Net patient revenue per discharge	$19,915	$19,674	$241	1.2%
Revenue reserves related to bad debt as a percent of revenue	2.3%	2.2%		10 basis points

	(In Millions)
Adjusted EBITDA	$236.3	$218.0	$18.3	8.4%
•Revenue – Inpatient revenue growth resulted from increased volumes and pricing. Total discharge growth for the fourth quarter of 2021 was 9.6% with same-store growth of 6.0%. Revenue reserves related to bad debt as a percent of revenue increased 10 basis points, primarily attributable to a shift in payor mix.
Growth in net patient revenue per discharge of 1.2% primarily resulted from an increase in reimbursement rates, partially offset by payor mix (faster growth in Managed Care and Medicare Advantage).
The increase in outpatient and other revenue included an increase of $9.7 million in provider tax revenues (offset by an increase of approximately $4.7 million in provider tax expense included in other operating expenses).
•Adjusted EBITDA – The 8.4% increase in Adjusted EBITDA in the fourth quarter of 2021 primarily resulted from revenue growth. Higher compensation costs were partially offset by improved operating leverage in hospital operating expenses.

2

Home health and hospice segment results

			Growth
	Q4 2021	Q4 2020	Dollars	Percent
Net operating revenues:	(In Millions)
Home health	$224.0	$227.7	$(3.7)	(1.6)%
Hospice	52.1	53.6	(1.5)	(2.8)%
Total segment revenue	$276.1	$281.3	$(5.2)	(1.8)%

Adjusted EBITDA	$52.6	$55.5	$(2.9)	(5.2)%

Home Health
Starts of care:	(Actual Amounts)
Total admissions	50,817	48,533	2,284	4.7%
Same-store total admissions growth				2.4%
Total recertifications	32,621	33,497	(876)	(2.6)%
Total starts of care	83,438	82,030	1,408	1.7%

Episodic admissions	37,908	40,830	(2,922)	(7.2)%
Same-store episodic admissions growth				(9.5)%
Episodic recertifications	27,273	30,064	(2,791)	(9.3)%
Total episodic starts of care	65,181	70,894	(5,713)	(8.1)%

Revenue per episode	$3,010	$2,883	$127	4.4%

Hospice
Admissions:
Same store	2,861	3,348	(487)	(14.5)%
New store	362	—	362	10.8%
Total admissions	3,223	3,348	(125)	(3.7)%
•Revenue – Home health total admissions increased 4.7% and same-store total admissions increased 2.4%.
Episodic admissions declined 7.2% in the quarter. Approximately 50% of the decline related to the conversion of admissions to non-episodic under a large managed care contract initiated in February 2021.
Home health revenue per episode increased 4.4%, driven by an increase in Medicare reimbursement and patient mix.
•Adjusted EBITDA - The 5.2% decrease in Adjusted EBITDA resulted primarily from higher costs of services related to industry-wide staffing challenges.

3

General and administrative expenses

	Q4 2021	% of Consolidated Revenue	Q4 2020	% of Consolidated Revenue
	(In Millions)
General and administrative expenses, excluding stock-based compensation	$36.2	2.7%	$33.6	2.8%
General and administrative expenses decreased as a percent of consolidated revenue primarily due to the increased revenue base year-over-year.
General and administrative expenses in the above table exclude $13.3 million in costs associated with the strategic alternatives review of the Company's home health and hospice business for the fourth quarter of 2021.
Full-year consolidated results

	Full-Year		Growth
	2021	2020	Dollars	Percent
	(in millions, except per share data)
Net operating revenues	$5,121.6	$4,644.4	$477.2	10.3%
Income from continuing operations attributable to Encompass Health per diluted share	4.11	2.85	1.26	44.2%
Adjusted earnings per share	4.23	2.89	1.34	46.4%
Adjusted EBITDA	1,028.0	860.3	167.7	19.5%
See the attached supplemental information for additional details regarding these calculations.
Announced spin off of the home health and hospice business
On January 19, 2022, the Company announced its intention to spin off its home health and hospice business to form an independent, publicly traded company (the "HH&H Business") and to rebrand the HH&H Business as Enhabit Home Health & Hospice. The spin-off, which is expected to be tax-free to Encompass Health's shareholders, will result in Encompass Health shareholders owning stock in both companies. The Company intends to consummate the spin-off in the first half of 2022, subject to various conditions, including the effectiveness of a Form 10 registration statement, regulatory approvals and receipt of a favorable IRS private letter ruling. Additional information regarding the spin-off is provided in the supplemental slides accompanying this release.
2022 guidance
The Company provided the following guidance for full-year 2022.

2022 Guidance Ranges
(In Millions, Except Per Share Data)
Net operating revenues	$5,380 to $5,500
Adjusted EBITDA	$1,015 to $1,065
Adjusted earnings per share from continuing operations attributable to Encompass Health	$3.83 to $4.19
The Company's 2022 guidance assumes the continuation of the current structure of the business for 2022. Guidance is not inclusive of any costs incurred in 2022 related to the preparations for the planned spin-off of Enhabit Home Health & Hospice including rebranding, professional fees, or personnel additions specifically required for an independent public company.

4

For additional considerations regarding the Company's 2022 guidance ranges, see the supplemental information posted on the Company's website at http://investor.encompasshealth.com. See also the “Other information” section below for an explanation of why the Company does not provide guidance for comparable GAAP measures for Adjusted EBITDA and adjusted earnings per share.
Earnings conference call and webcast
The Company will host an investor conference call at 10:00 a.m. Eastern Time on Wednesday, February 2, 2022 to discuss its results for the fourth quarter of 2021. For reference during the call, the Company will post certain supplemental information at http://investor.encompasshealth.com.
The conference call may be accessed by dialing 866 342-8591 and giving the pass code EHCQ421. International callers should dial 203 518-9713 and give the same pass code. Please call approximately ten minutes before the start of the call to ensure you are connected. The conference call will also be webcast live and will be available for on-line replay at http://investor.encompasshealth.com by clicking on an available link.
About Encompass Health
As a national leader in integrated healthcare services, Encompass Health (NYSE: EHC) offers both facility-based and home-based patient care through its network of inpatient rehabilitation hospitals, home health agencies and hospice agencies. With a national footprint that includes 145 hospitals and 251 home health locations and 96 hospice locations in 42 states and Puerto Rico, the Company provides high-quality, cost-effective integrated healthcare. Encompass Health is ranked as one of Fortune's 100 Best Companies to Work For. For more information, visit encompasshealth.com, or follow us on our newsroom, Twitter, Instagram and Facebook.
Other information
The information in this press release is summarized and should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”), when filed, as well as the Company's Current Report on Form 8-K filed on February 1, 2022 (the “Q4 Earnings Form 8-K”), to which this press release is attached as Exhibit 99.1. In addition, the Company will post supplemental information today on its website at http://investor.encompasshealth.com for reference during its February 2, 2022 earnings call.
The financial data contained in the press release and supplemental information include non-GAAP financial measures, including the Company’s adjusted earnings per share, leverage ratio, Adjusted EBITDA, and adjusted free cash flow. Reconciliations to their most comparable GAAP measure, except with regard to non-GAAP guidance, are included below or in the Q4 Earnings Form 8-K. Readers are encouraged to review the “Note Regarding Presentation of Non-GAAP Financial Measures” included in the Q4 Earnings Form 8-K which provides further explanation and disclosure regarding the Company’s use of these non-GAAP financial measures.
Excluding net operating revenues, the Company does not provide guidance on a GAAP basis because it is unable to predict, with reasonable certainty, the future impact of items that are deemed to be outside the control of the Company or otherwise not indicative of its ongoing operating performance. Such items include government, class action, and related settlements; professional fees—accounting, tax, and legal; mark-to-market adjustments for stock appreciation rights; gains or losses related to hedging instruments; loss on early extinguishment of debt; adjustments to its income tax provision (such as valuation allowance adjustments and settlements of income tax claims); items related to corporate and facility restructurings; and certain other items the Company believes to be not indicative of its ongoing operations. These items cannot be reasonably predicted and will depend on several factors, including industry and market conditions, and could be material to the Company's results computed in accordance with GAAP.

5

However, the following reasonably estimable GAAP measures for 2022 would be included in a reconciliation for Adjusted EBITDA if the other reconciling GAAP measures could be reasonably predicted:
•Interest expense and amortization of debt discounts and fees - estimate of $160 million to $170 million
•Amortization of debt-related items - approximately $10 million
The Q4 Earnings Form 8-K and, when filed, the 2021 Form 10-K can be found on the Company's website at
http://investor.encompasshealth.com and the SEC's website at www.sec.gov.

6

Encompass Health Corporation and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2021	2020	2021	2020
	(In Millions)
Net operating revenues	$1,318.7	$1,214.4	$5,121.6	$4,644.4
Operating expenses:
Salaries and benefits	761.0	686.1	2,886.5	2,682.0
Other operating expenses	176.8	163.1	685.2	634.4
Occupancy costs	20.0	20.4	80.2	81.2
Supplies	54.2	51.7	209.3	200.5
General and administrative expenses	60.6	37.8	197.3	155.5
Depreciation and amortization	65.8	62.3	256.6	243.0
Government, class action, and related settlements	—	—	—	2.8
Total operating expenses	1,138.4	1,021.4	4,315.1	3,999.4
Loss on early extinguishment of debt	—	2.3	1.0	2.3
Interest expense and amortization of debt discounts and fees	40.1	46.2	164.6	184.2
Other income	(5.9)	(4.2)	(12.3)	(10.6)
Equity in net income of nonconsolidated affiliates	(1.1)	(1.0)	(4.0)	(3.5)
Income from continuing operations before income tax expense	147.2	149.7	657.2	472.6
Provision for income tax expense	31.5	38.0	139.6	103.8
Income from continuing operations	115.7	111.7	517.6	368.8
Loss from discontinued operations, net of tax	—	—	(0.4)	—
Net and comprehensive income	115.7	111.7	517.2	368.8
Less: Net and comprehensive income attributable to noncontrolling interests	(24.1)	(25.7)	(105.0)	(84.6)
Net and comprehensive income attributable to Encompass Health	$91.6	$86.0	$412.2	$284.2

Weighted average common shares outstanding:
Basic	99.0	98.7	99.0	98.6
Diluted	100.2	100.1	100.2	99.8
Earnings per common share:
Basic earnings per share attributable to Encompass Health common shareholders:
Continuing operations	$0.92	$0.87	$4.15	$2.87
Discontinued operations	—	—	—	—
Net income	$0.92	$0.87	$4.15	$2.87
Diluted earnings per share attributable to Encompass Health common shareholders:
Continuing operations	$0.91	$0.86	$4.11	$2.85
Discontinued operations	—	—	—	—
Net income	$0.91	$0.86	$4.11	$2.85

Amounts attributable to Encompass Health:
Income from continuing operations	$91.6	$86.0	$412.6	$284.2
Loss from discontinued operations, net of tax	—	—	(0.4)	—
Net income attributable to Encompass Health	$91.6	$86.0	$412.2	$284.2

7

Encompass Health Corporation and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	December 31, 2021	December 31, 2020
	(In Millions)
Assets
Current assets:
Cash and cash equivalents	$54.8	$224.0
Restricted cash	65.1	65.4
Accounts receivable	680.3	572.8
Prepaid expenses and other current assets	121.2	86.4
Total current assets	921.4	948.6
Property and equipment, net	2,601.6	2,206.6
Operating lease right-of-use assets	242.0	245.7
Goodwill	2,427.9	2,318.7
Intangible assets, net	417.5	431.3
Other long-term assets	254.5	295.0
Total assets	$6,864.9	$6,445.9
Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$42.8	$38.3
Current operating lease liabilities	38.4	44.8
Accounts payable	137.6	115.0
Accrued payroll	265.8	253.8
Accrued interest payable	44.5	47.1
Other current liabilities	219.7	218.3
Total current liabilities	748.8	717.3
Long-term debt, net of current portion	3,243.9	3,250.6
Long-term operating lease liabilities	213.1	209.6
Self-insured risks	123.8	121.2
Deferred income tax liabilities	86.7	51.8
Other long-term liabilities	49.4	93.8
	4,465.7	4,444.3
Commitments and contingencies
Redeemable noncontrolling interests	42.2	31.6
Shareholders’ equity:
Encompass Health shareholders’ equity	1,911.3	1,588.0
Noncontrolling interests	445.7	382.0
Total shareholders’ equity	2,357.0	1,970.0
Total liabilities and shareholders’ equity	$6,864.9	$6,445.9

8

Encompass Health Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31,
	2021	2020
	(In Millions)
Cash flows from operating activities:
Net income	$517.2	$368.8
Loss from discontinued operations, net of tax	0.4	—
Adjustments to reconcile net income to net cash provided by operating activities—
Provision for government, class action, and related settlements	—	2.8
Depreciation and amortization	256.6	243.0
Amortization of debt-related items	7.8	7.2
Loss on early extinguishment of debt	1.0	2.3
Equity in net income of nonconsolidated affiliates	(4.0)	(3.5)
Distributions from nonconsolidated affiliates	2.9	3.8
Stock-based compensation	32.8	29.5
Deferred tax expense	27.8	52.4
Other, net	(8.2)	5.9
Changes in assets and liabilities, net of acquisitions —
Accounts receivable	(64.3)	(38.1)
Prepaid expenses and other assets	(42.0)	0.1
Accounts payable	14.9	13.6
Accrued payroll	(38.1)	92.0
Other liabilities	11.5	(74.9)
Net cash used in operating activities of discontinued operations	(0.5)	(0.2)
Total adjustments	198.2	335.9
Net cash provided by operating activities	715.8	704.7
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(118.6)	(1.1)
Purchases of property and equipment	(528.9)	(396.0)
Additions to capitalized software costs	(15.8)	(8.7)
Purchases of intangible assets	(6.5)	(3.5)
Proceeds from sale of restricted investments	—	12.6
Purchases of restricted investments	(9.0)	(8.7)
Other, net	12.5	(2.1)
Net cash used in investing activities	(666.3)	(407.5)

(Continued)	9

Encompass Health Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Continued)
(Unaudited)

	For the Year Ended December 31,
	2021	2020
	(In Millions)
Cash flows from financing activities:
Proceeds from bond issuance	—	992.5
Principal payments on debt, including pre-payments	(214.5)	(718.3)
Borrowings on revolving credit facility	265.0	330.0
Payments on revolving credit facility	(65.0)	(375.0)
Principal payments under finance lease obligations	(51.8)	(22.5)
Debt amendment and issuance costs	—	(20.3)
Repurchases of common stock, including fees and expenses	—	(6.1)
Dividends paid on common stock	(112.4)	(111.9)
Purchase of equity interests in consolidated affiliates	—	(162.3)
Distributions paid to noncontrolling interests of consolidated affiliates	(102.9)	(72.2)
Taxes paid on behalf of employees for shares withheld	(16.4)	(15.7)
Contributions from consolidated affiliates	57.2	34.9
Other, net	0.7	1.0
Net cash used in financing activities	(240.1)	(145.9)
(Decrease) increase in cash, cash equivalents, and restricted cash	(190.6)	151.3
Cash, cash equivalents. and restricted cash at beginning of year	310.9	159.6
Cash, cash equivalents, and restricted cash at end of year	$120.3	$310.9

Reconciliation of Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents at beginning of period	$224.0	$94.8
Restricted cash at beginning of period	65.4	57.4
Restricted cash included in other long-term assets at beginning of period	21.5	7.4
Cash, cash equivalents, and restricted cash at beginning of period	$310.9	$159.6

Cash and cash equivalents at end of period	$54.8	$224.0
Restricted cash at end of period	65.1	65.4
Restricted cash included in other long-term assets at end of period	0.4	21.5
Cash, cash equivalents, and restricted cash at end of period	$120.3	$310.9

10

Encompass Health Corporation and Subsidiaries
Supplemental Information
Earnings Per Share

	Q4		Year Ended
	2021	2020	2021	2020
	(In Millions, Except Per Share Data)
Adjusted EBITDA	$252.7	$239.9	$1,028.0	$860.3
Depreciation and amortization	(65.8)	(62.3)	(256.6)	(243.0)
Interest expense and amortization of debt discounts and fees	(40.1)	(46.2)	(164.6)	(184.2)
Stock-based compensation	(11.1)	(4.2)	(32.8)	(29.5)
Loss on disposal or impairment of assets	(2.8)	(1.0)	(0.4)	(11.6)
	132.9	126.2	573.6	392.0
Items not indicative of ongoing operating performance:
Loss on early extinguishment of debt	—	(2.3)	(1.0)	(2.3)
Costs associated with the strategic alternatives review	(13.3)	—	(22.9)	—
Costs associated with the Frontier acquisition	—	—	(1.3)	—
Gain on consolidation of former equity method location	3.2	—	3.2	2.2
Change in fair market value of equity securities	0.3	0.1	0.6	0.4
Government, class action, and related settlements	—	—	—	(2.8)
Payroll taxes on SARs exercise	—	—	—	(1.5)
Pre-tax income	123.1	124.0	552.2	388.0
Income tax expense	(31.5)	(38.0)	(139.6)	(103.8)
Income from continuing operations (1)	$91.6	$86.0	$412.6	$284.2

Basic shares	99.0	98.7	99.0	98.6
Diluted shares	100.2	100.1	100.2	99.8

Basic earnings per share (1)	$0.92	$0.87	$4.15	$2.87
Diluted earnings per share (1)	$0.91	$0.86	$4.11	$2.85
(1)Income from continuing operations attributable to Encompass Health

11

Encompass Health Corporation and Subsidiaries
Supplemental Information
Adjusted Earnings Per Share

	Q4		Year Ended
	2021	2020	2021	2020

Earnings per share, as reported	$0.91	$0.86	$4.11	$2.85
Adjustments, net of tax:
Government, class action, and related settlements	—	—	—	0.02
Costs associated with the strategic alternatives review	0.10	—	0.17	—
Costs associated with the Frontier acquisition	—	—	0.01	—
Income tax adjustments	(0.01)	0.06	(0.05)	0.01
Loss on early extinguishment of debt	—	0.02	0.01	0.02
Gain on consolidation of former equity method location	(0.02)	—	(0.02)	(0.02)
Payroll taxes on SARs exercise	—	—	—	0.01
Adjusted earnings per share*	$0.97	$0.93	$4.23	$2.89
*    Adjusted EPS may not sum due to rounding.

12

Encompass Health Corporation and Subsidiaries
Supplemental Information
Adjusted Earnings Per Share

	For the Three Months Ended December 31, 2021
		Adjustments
	As Reported	Income Tax Adjustments	Costs Associated with the Strategic Alternatives Review	Change in Fair Market Value of Equity Securities	Gain on Consolidation of Former Equity Method Location	As Adjusted
	(In Millions, Except Per Share Amounts)
Adjusted EBITDA*	$252.7	$—	$—	$—	$—	$252.7
Depreciation and amortization	(65.8)	—	—	—	—	(65.8)
Interest expense and amortization of debt discounts and fees	(40.1)	—	—	—	—	(40.1)
Stock-based compensation	(11.1)	—	—	—	—	(11.1)
Loss on disposal or impairment of assets	(2.8)	—	—	—	—	(2.8)
Costs associated with the strategic alternatives review	(13.3)	—	13.3	—	—	—
Change in fair market value of equity securities	0.3	—	—	(0.3)	—	—
Gain on consolidation of former equity method location	3.2	—	—	—	(3.2)	—
Income from continuing operations before income tax expense	123.1	—	13.3	(0.3)	(3.2)	132.9
Provision for income tax expense	(31.5)	(1.3)	(3.4)	0.1	0.8	(35.3)
Income from continuing operations attributable to Encompass Health	$91.6	$(1.3)	$9.9	$(0.2)	$(2.4)	$97.6
Diluted earnings per share from continuing operations, as reported**	$0.91	$(0.01)	$0.10	$—	$(0.02)	$0.97
Diluted shares used in calculation	100.2
*    Reconciliation to GAAP provided on page 17
**    Adjusted EPS may not sum across due to rounding.

13

Encompass Health Corporation and Subsidiaries
Supplemental Information
Adjusted Earnings Per Share

	For the Three Months Ended December 31, 2020
		Adjustments
	As Reported	Loss on Early Extinguishment of Debt	Income Tax Adjustments	Change in Fair Market Value of Equity Securities	As Adjusted
	(In Millions, Except Per Share Amounts)
Adjusted EBITDA*	$239.9	$—	$—	$—	$239.9
Depreciation and amortization	(62.3)	—	—	—	(62.3)
Interest expense and amortization of debt discounts and fees	(46.2)	—	—	—	(46.2)
Stock-based compensation	(4.2)	—	—	—	(4.2)
Loss on disposal or impairment of assets	(1.0)	—	—	—	(1.0)
Loss on early extinguishment of debt	(2.3)	2.3	—	—	—
Change in fair market value of equity securities	0.1	—	—	(0.1)	—
Income from continuing operations before income tax expense	124.0	2.3	—	(0.1)	126.2
Provision for income tax expense	(38.0)	(0.6)	5.6	—	(33.0)
Income from continuing operations attributable to Encompass Health	$86.0	$1.7	$5.6	$(0.1)	$93.2
Diluted earnings per share from continuing operations**	$0.86	$0.02	$0.06	$—	$0.93
Diluted shares used in calculation	100.1

*    Reconciliation to GAAP provided on page 17
**    Adjusted EPS may not sum across due to rounding.

14

Encompass Health Corporation and Subsidiaries
Supplemental Information
Adjusted Earnings Per Share

	For the Year Ended December 31, 2021
		Adjustments
	As Reported	Loss on Early Exting. of Debt	Income Tax Adjustments	Costs Associated with the Strategic Alternatives Review	Costs Associated with the Frontier Acquisition	Change in Fair Market Value of Equity Securities	Gain on Consolidation of Former Equity Method Location	As Adjusted
	(In Millions, Except Per Share Amounts)
Adjusted EBITDA*	$1,028.0	$—	$—	$—	$—	$—	$—	$1,028.0
Depreciation and amortization	(256.6)	—	—	—	—	—	—	(256.6)
Loss on early extinguishment of debt	(1.0)	1.0	—	—	—	—	—	—
Interest expense and amortization of debt discounts and fees	(164.6)	—	—	—	—	—	—	(164.6)
Stock-based compensation	(32.8)	—	—	—	—	—	—	(32.8)
Loss on disposal or impairment of assets	(0.4)	—	—	—	—	—	—	(0.4)
Costs associated with the strategic alternatives review	(22.9)	—	—	22.9	—	—	—	—
Costs associated with the Frontier acquisition	(1.3)	—	—	—	1.3	—	—	—
Change in fair market value of equity securities	0.6	—	—	—	—	(0.6)	—	—
Gain on consolidation of former equity method location	3.2	—	—	—	—	—	(3.2)	—
Income from continuing operations before income tax expense	552.2	1.0	—	22.9	1.3	(0.6)	(3.2)	573.6
Provision for income tax expense	(139.6)	(0.3)	(4.9)	(5.9)	(0.3)	0.2	0.8	(150.0)
Income from continuing operations attributable to Encompass Health	$412.6	$0.7	$(4.9)	$17.0	$1.0	$(0.4)	$(2.4)	$423.6
Diluted earnings per share from continuing operations, as reported**	$4.11	$0.01	$(0.05)	$0.17	$0.01	$—	$(0.02)	$4.23
Diluted shares used in calculation	100.2
*    Reconciliation to GAAP provided on page 17
**    Adjusted EPS may not sum across due to rounding.

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Encompass Health Corporation and Subsidiaries
Supplemental Information
Adjusted Earnings Per Share

	For the Year Ended December 31, 2020
		Adjustments
	As Reported	Gov't, Class Action, & Related Settlements	Loss on Early Exting. of Debt	Income Tax Adjustments	Change in Fair Market Value of Equity Securities	Gain on Consolidation of Former Equity Method Location	Payroll Taxes on SARs Exercise	As Adjusted
	(In Millions, Except Per Share Amounts)
Adjusted EBITDA*	$860.3	$—	$—	$—	$—	$—	$—	$860.3
Depreciation and amortization	(243.0)	—	—	—	—	—	—	(243.0)
Interest expense and amortization of debt discounts and fees	(184.2)	—	—	—	—	—	—	(184.2)
Stock-based compensation	(29.5)	—	—	—	—	—	—	(29.5)
Loss on disposal or impairment of assets	(11.6)	—	—	—	—	—	—	(11.6)
Loss on early extinguishment of debt	(2.3)	—	2.3	—	—	—	—	—
Gain on consolidation of former equity method location	2.2	—	—	—	—	(2.2)	—	—
Change in fair market value of equity securities	0.4	—	—	—	(0.4)	—	—	—
Payroll taxes on SARs exercise	(1.5)	—	—	—	—	—	1.5	—
Government, class action, and related settlements	(2.8)	2.8	—	—	—	—	—	—
Income from continuing operations before income tax expense	388.0	2.8	2.3	—	(0.4)	(2.2)	1.5	392.0
Provision for income tax expense	(103.8)	(0.7)	(0.6)	1.0	0.1	0.6	(0.4)	(103.8)
Income from continuing operations attributable to Encompass Health	$284.2	$2.1	$1.7	$1.0	$(0.3)	$(1.6)	$1.1	$288.2
Diluted earnings per share from continuing operations**	$2.85	$0.02	$0.02	$0.01	$—	$(0.02)	$0.01	$2.89
Diluted shares used in calculation	99.8

*    Reconciliation to GAAP provided on page 17
**    Adjusted EPS may not sum across due to rounding.

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Encompass Health Corporation and Subsidiaries
Supplemental Information
Reconciliation of Net Income to Adjusted EBITDA

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2021	2020	2021	2020
	(In Millions)
Net income	$115.7	$111.7	$517.2	$368.8
Loss from discontinued operations, net of tax, attributable to Encompass Health	—	—	0.4	—
Net income attributable to noncontrolling interests	(24.1)	(25.7)	(105.0)	(84.6)
Provision for income tax expense	31.5	38.0	139.6	103.8
Interest expense and amortization of debt discounts and fees	40.1	46.2	164.6	184.2
Depreciation and amortization	65.8	62.3	256.6	243.0
Government, class action, and related settlements	—	—	—	2.8
Loss on early extinguishment of debt	—	2.3	1.0	2.3
Loss on disposal or impairment of assets	2.8	1.0	0.4	11.6
Stock-based compensation	11.1	4.2	32.8	29.5
Costs associated with the strategic alternatives review	13.3	—	22.9	—
Costs associated with the Frontier acquisition	—	—	1.3	—
Gain on consolidation of former equity method location	(3.2)	—	(3.2)	(2.2)
Change in fair market value of equity securities	(0.3)	(0.1)	(0.6)	(0.4)
Payroll taxes on SARs exercise	—	—	—	1.5
Adjusted EBITDA	$252.7	$239.9	$1,028.0	$860.3
Reconciliation of Segment Adjusted EBITDA to Income from Continuing Operations
Before Income Tax Expense

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2021	2020	2021	2020
	(In Millions)
Total segment Adjusted EBITDA	$288.9	$273.5	$1,168.3	$986.3
General and administrative expenses	(60.6)	(37.8)	(197.3)	(155.5)
Depreciation and amortization	(65.8)	(62.3)	(256.6)	(243.0)
Loss on disposal or impairment of assets	(2.8)	(1.0)	(0.4)	(11.6)
Government, class action, and related settlements	—	—	—	(2.8)
Loss on early extinguishment of debt	—	(2.3)	(1.0)	(2.3)
Interest expense and amortization of debt discounts and fees	(40.1)	(46.2)	(164.6)	(184.2)
Net income attributable to noncontrolling interests	24.1	25.7	105.0	84.6
Change in fair market value of equity securities	0.3	0.1	0.6	0.4
Gain on consolidation of former equity method location	3.2	—	3.2	2.2
Payroll taxes on SARs exercise	—	—	—	(1.5)
Income from continuing operations before income tax expense	$147.2	$149.7	$657.2	$472.6

17

Encompass Health Corporation and Subsidiaries
Supplemental Information
Reconciliation of Net Cash Provided by Operating Activities to Adjusted EBITDA

	For the Three Months Ended December 31,		For the Year Ended December 31,

	2021	2020	2021	2020
	(In Millions)
Net cash provided by operating activities	$123.8	$279.7	$715.8	$704.7
Interest expense and amortization of debt discounts and fees	40.1	46.2	164.6	184.2
Equity in net income of nonconsolidated affiliates	1.1	1.0	4.0	3.5
Net income attributable to noncontrolling interests in continuing operations	(24.1)	(25.7)	(105.0)	(84.6)
Amortization of debt-related items	(2.0)	(2.1)	(7.8)	(7.2)
Distributions from nonconsolidated affiliates	(0.2)	(1.0)	(2.9)	(3.8)
Current portion of income tax expense (benefit)	8.1	(20.1)	111.8	51.4
Change in assets and liabilities	91.0	(40.4)	118.0	7.3
Cash (provided by) used in operating activities of discontinued operations	(0.1)	—	0.5	0.2
Costs associated with the strategic alternatives review	13.3	—	22.9	—
Costs associated with the Frontier acquisition	—	—	1.3	—
Payroll taxes on SARs exercise	—	—	—	1.5
Change in fair market value of equity securities	(0.3)	(0.1)	(0.6)	(0.4)
Other	2.0	2.4	5.4	3.5
Adjusted EBITDA	$252.7	$239.9	$1,028.0	$860.3

18

Encompass Health Corporation and Subsidiaries
Supplemental Information
Reconciliation of Net Cash Provided by Operating Activities to Adjusted Free Cash Flow

	For the Three Months Ended December 31,		For the Year Ended December 31,

	2021	2020	2021	2020
	(In Millions)
Net cash provided by operating activities	$123.8	$279.7	$715.8	$704.7
Impact of discontinued operations	(0.1)	—	0.5	0.2
Net cash provided by operating activities of continuing operations	123.7	279.7	716.3	704.9
Capital expenditures for maintenance	(52.9)	(47.4)	(138.8)	(154.9)
Distributions paid to noncontrolling interests of consolidated affiliates	(25.1)	(19.3)	(102.9)	(72.2)
Items not indicative of ongoing operating performance:
Transaction costs and related assumed liabilities	16.0	—	24.2	—
Cash paid for SARs exercise (inclusive of payroll taxes)	—	—	—	102.1
Adjusted free cash flow	$61.7	$213.0	$498.8	$579.9
For the three months ended December 31, 2021, net cash used in investing activities was $220.7 million and resulted primarily from capital expenditures. Net cash provided by financing activities during the three months ended December 31, 2021 was $42.3 million and resulted primarily from net debt borrowings offset by cash dividends paid on common stock and distributions to noncontrolling interests of consolidated affiliates.
For the three months ended December 31, 2020, net cash used in investing activities was $142.7 million and resulted primarily from capital expenditures. Net cash used in financing activities during the three months ended December 31, 2020 was $354.2 million and resulted primarily from net debt repayments, cash dividends paid on common stock, and distributions to noncontrolling interests of consolidated affiliates.
For the year ended December 31, 2021, net cash used in investing activities was $666.3 million and primarily resulted from capital expenditures and the acquisition of assets from Frontier Home Health and Hospice. Net cash used in financing activities during the year ended December 31, 2021 was $240.1 million and primarily resulted from net debt payments, cash dividends paid on common stock, and distributions to noncontrolling interests of consolidated affiliates.
For the year ended December 31, 2020, net cash used in investing activities was $407.5 million and primarily resulted from capital expenditures. Net cash used in financing activities during the year ended December 31, 2020 was $145.9 million and primarily resulted from the issuance of senior notes in May and October 2020 offset by the redemption of the Company's 5.75% Senior Notes due 2024, the purchase of one-third of the rollover shares held by members of the home health and hospice management team, dividends paid common stock, and distributions paid to noncontrolling interests of consolidated affiliates.

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Encompass Health Corporation and Subsidiaries
Forward-Looking Statements
Statements contained in this press release and the supplemental information which are not historical facts, such as those relating to the timing and effects, such as the tax-free treatment and the incremental costs, of the spin-off and rebranding of the home health and hospice business and its impact on the business model, outlook and guidance, the nature of the COVID-19 pandemic and its impact on Encompass Health's business and financial assumptions, legislative and regulatory developments, financial guidance, balance sheet and cash flow plans, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, Encompass Health, through its senior management, may from time to time make forward-looking public statements concerning the matters described herein. All such estimates, projections, and forward-looking information speak only as of the date hereof, and Encompass Health undertakes no duty to publicly update or revise such forward-looking information, whether as a result of new information, future events, or otherwise. Such forward-looking statements are necessarily estimates based upon current information, involve a number of risks and uncertainties, and relate to, among other things, future events, Encompass Health's plan to repurchase its debt or equity securities, dividend strategies, effective income tax rates, its business strategy, its financial plans, its future financial performance, its projected business results or model, its ability to return value to shareholders, its projected capital expenditures, its leverage ratio, its acquisition opportunities, and the impact of future legislation or regulation. Actual events or results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors. While it is impossible to identify all such factors, factors which could cause actual events or results to differ materially from those estimated by Encompass Health include, but are not limited to, the possibility that the Company may not be able to realize higher values for its home health and hospice business through strategic transactions; the possibility that the Company may decide not to undertake a transaction following the review of strategic alternatives or that it is not able to consummate any proposed transactions resulting from the review due to, among other things, market, regulatory and other factors; the potential for disruption to the Company's business resulting from the review of strategic alternatives or the undertaking of any transactions following the review; the continued spread of COVID-19, including the speed, depth, geographic reach and duration of the spread, which could decrease our patient volumes and revenues and lead to staffing and supply shortages and associated cost increases; actions to be taken by the Company in response to the pandemic; the legal, regulatory and administrative developments that occur at the federal, state and local levels; the Company's infectious disease prevention and control efforts; the demand for the Company's services, including based on any downturns in the economy, consumer confidence, or the capital markets and unemployment among family members; the price of Encompass Health's common stock as it affects the Company's willingness and ability to repurchase shares and the financial and accounting effects of any repurchases; any adverse outcome of various lawsuits, claims, and legal or regulatory proceedings involving Encompass Health, including any matters related to yet undiscovered issues, if any, in acquired operations; Encompass Health's ability to attract and retain key management personnel; any adverse effects on Encompass Health's stock price resulting from the integration of acquired operations; potential disruptions, breaches, or other incidents affecting the proper operation, availability, or security of Encompass Health's or its vendors' information systems, including unauthorized access to or theft of patient, business associate, or other sensitive information or inability to provide patient care because of system unavailability as well as unforeseen issues, if any, related to integration of acquired systems; the ability to successfully integrate acquired operations, including realization of anticipated tax benefits, revenues, and cost savings, minimizing the negative impact on margins arising from the changes in staffing and other operating practices, and avoidance of unforeseen exposure to liabilities; Encompass Health's ability to successfully complete and integrate de novo developments, acquisitions, investments, and joint ventures consistent with its growth strategy; increases in Medicare audit activity, including increased use of sampling and extrapolation, resulting in additional unpaid reimbursement claims and an increase in the backlog of appealed claims denials; changes, delays in (including in connection with resolution of Medicare payment reviews or appeals), or suspension of reimbursement for Encompass Health's services by governmental or private payors; changes in the regulation of the healthcare industry at either or both of the federal and state levels, including as part of national healthcare reform and deficit reduction (such as the Patient-Driven Groupings Model for home health) and Encompass Health's ability to adapt operations to those changes; competitive pressures in the healthcare industry and Encompass Health's response thereto; Encompass Health's ability to obtain and

20

Encompass Health Corporation and Subsidiaries
Forward-Looking Statements
retain favorable arrangements with third-party payors; Encompass Health's ability to control costs, particularly labor and employee benefit costs, including group medical expenses; adverse effects resulting from coverage determinations made by Medicare Administrative Contractors regarding its Medicare reimbursement claims and lengthening delays in Encompass Health's ability to recover improperly denied claims through the administrative appeals process on a timely basis; Encompass Health's ability to adapt to changes in the healthcare delivery system, including value-based purchasing and involvement in coordinated care initiatives or programs that may arise with its referral sources; Encompass Health's ability to attract and retain nurses, therapists, and other healthcare professionals in a highly competitive environment with often severe staffing shortages, which may be worsened by the pandemic, and the impact on Encompass Health's labor expenses from potential union activity and staffing shortages; general conditions in the economy and capital markets, including any instability or uncertainty related to armed conflict or an act of terrorism, governmental impasse over approval of the United States federal budget, an increase in the debt ceiling, or an international sovereign debt crisis; the increase in the costs of defending and insuring against alleged professional liability claims, including claims associated with patient and employee exposures to COVID-19, and Encompass Health's ability to predict the estimated costs related to such claims; and other factors which may be identified from time to time in Encompass Health's SEC filings and other public announcements, including Encompass Health's Form 10‑K for the year ended December 31, 2021, when filed.

21